

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 12, 2006

<u>via U.S. mail</u>
Mr. Manuel Pablo Zuniga-Pflucker
President and Chief Executive Officer
BPZ Energy, Inc.
11999 Katy Freeway, Suite 560
Houston, Texas 77079

> **Re: BPZ Energy, Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 27, 2005**
> **File No. 333-126934**
> **Amendment No. 1 to Registration Statement on**
> **Form SB-2**
> **Filed August 19, 2005**
> **File No. 333-126934**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Filed April 15, 2005**
> **File No. 0-29098**
> **Forms 10-QSB for the Fiscal Quarters Ended**
> **March 31, 2005, June 30, 2005 and September 30, 2005**
> **Response Letter Dated June 13, 2006**
> **File No. 0-29098**

Dear Mr. Zuniga-Pflucker:

        We have limited our review of the above filings and your response letter to only the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form SB-2</u>

1.   Please provide updated consents with your next amendment.

2.   Please update your financial statements with your next amendment.

<u>Management's Discussion and Analysis and Plan of Operation</u>

     <u>Results of Operations, page 22</u>

3.   We note that you have not responded to the following comment issued in our
        comment letter dated April 5, 2006. Accordingly this comment has been reissued
        in its entirety:

                We note your response to our prior comment number five issued in our
                letter dated February 10, 2006 and continue to be unable to concur with
                your conclusions. The term "development" has specific meaning to
                companies in the oil and gas industries. Paragraph 21 of SFAS 19 defines
                development costs as those incurred to obtain access to proved reserves. In
                the absence of proved reserves, you should characterize the status of your
                business and your projects in filings made with the Commission as being
                in the "exploratory stage" to avoid investor conclusions. This also applies
                to the explanatory paragraph included in your revised audit opinion. As
                such, we re-issue our prior comment numbers five and ten.

<u>Consolidated Statements of Stockholders' Equity, page 30</u>

4.   We note that you have not responded to the following comment issued in our
        comment letter dated April 5, 2006. Accordingly this comment has been reissued
        in its entirety:

                We note your response to our prior comment number 14 issued in our
                letter dated February 10, 2006. Please provide us with a quantified
                reconciliation of the historical capital structure of legal acquirer to that
                which is currently reported from December 31, 2003 through the date of
                the merger transaction. We may have further comments.

<u>Consolidated Statements of Cash Flows, page 32</u>

5.   We note that you have not responded to the following comment issued in our
        comment letter dated April 5, 2006. Accordingly this comment has been reissued
        in its entirety:

                We note your response to our comment number 16 issued in our letter
                dated February 10, 2006. It appears from the response to our comment
                number 11, that the balance reflected on your Statement of Cash Flows
                pertaining to Advances to affiliates," was for the purpose of obtaining
                your interest in SMC Ecuador and the remainder was for general and
                administrative expenses. As you indicate in response to comment number
                11, that no formal loan arrangement existed, it remains unclear why these
                cash flows do not represent investing and operating cash flows. Please
                advise.

Note 1 – Basis of Presentation and Significant Accounting Policies

Stock Based Compensation, page 35

6.   We note that you have not responded to the following comment issued in our
        comment letter dated April 5, 2006. Accordingly this comment has been reissued
        in its entirety:

                We note your response to our prior comment number 17 issued in our
                letter dated February 10, 2006. It appears based on your response that you
                should revise your accounting policy disclosure to indicate, if true, that
                you account for stock based compensation in accordance with SFAS 123,
                rather than APB 25.

Note 2 – Acquisition of Navidec, page 36

7.   Please restate your financial statements for all periods subsequent to your
        September 2004 transaction with Navidec to reflect that you have not had an
        ownership interest in NFS. This comment also applies to your annual and
        quarterly reports filed for all periods subsequent to your September 2004
        transaction and all current reports filed on Form 8-K which include financial
        information regarding the September 2004 transaction.

8.   We note that you have not responded to the following comment issued in our comment letter dated April 5, 2006. Accordingly this comment has been reissued in its entirety:

>   We note your response to our prior comment number 18 issued in our letter dated February 10, 2006. Please reconcile the total purchase price allocation to the amounts recorded on your balance sheet and income statement as of December 31, 2004.

9.   We note that you have not responded to the following comment issued in our comment letter dated April 5, 2006. Accordingly this comment has been reissued in its entirety:

>   We note your response to our prior comment numbers 19 and 20 issued in our letter dated February 10, 2006. Please clarify if the exercise of the legacy stock options of Navidec will result in the issuance of BPZ Energy, Inc. (Colorado) shares or shares of NFS. In addition, please tell us if any obligations associated with unexercised stock options and warrants remain with BPZ after the spin-off of NFS has been consummated. It may be helpful to contact us at the telephone numbers provided at the end of this letter to facilitate our understanding of these arrangements.

10.   We note that you have not responded to the following comment issued in our comment letter dated April 5, 2006. Accordingly this comment has been reissued in its entirety:

>   It appears that certain warrants issued by the Company may contain embedded derivatives that you should evaluate under SFAS 133 and EITF Issue 00-19. Please provide us with your analysis of all the provisions of your warrant indenture in order to determine whether there are provisions that are embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133. Please tell us all of the embedded derivatives you identified during your review of the agreements and how you evaluated each provision. Refer to a discussion of Classification and Measurement of Warrants and Embedded Conversion Features in our Current Accounting and Disclosure Issues in

the Division of Corporation Finance which can be located at
http://www.sec.gov/divisions/corpfin/acctdis120105.pdf

11.   We note your response in your letter dated June 13, 2006 regarding your
        affiliation with BPZ & Associates. Your response letter indicates that the
        company is continuing to evaluate any potential adjustments associated with
        expense allocations between entities under common control. Please provide us
        with an understanding of your conclusions.

Note 12 – Commitments and Contingencies, page F-37

12.   Please expand your disclosure to identify your association with the spin-off of
        NFS. We expect that this disclosure will identify that the transaction with
        Navidec contemplated the spin-off of NFS and that the spin-off may not have
        been in compliance with Securities Laws.   Please clarify your association with
        the spin-off and indicate the likelihood of any loss to you as a result of your
        association. Provide disclosure of your conclusions using terms defined in SFAS
        5.

Closing Comments

        As appropriate, please amend the above filings in response to these comments.
You may wish to provide us with a marked copy of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director